Nanometrics Incorporated 1550 Buckeye Drive Milpitas, CA 95035	Tel: 408.435.9600 Fax: 408.232.5910 www.nanometrics.com

November 4, 2010

VIA EDGAR FILING AND OVERNIGHT DELIVERY

Jeff Jaramillo

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Nanometrics Incorporated

Form 10-K for the Fiscal Year Ended January 2, 2010

Form 10-Q for the Quarterly Period Ended July 3, 2010

File Number 000-13470

Dear Mr. Jaramillo:

Reference is made to (i) the comments of the Commission’s staff (the “Staff”) in regard to Nanometrics Incorporated’s (the “Company”) Form 10-K for the fiscal year ended January 2, 2010 and Form 10-Q for the quarterly period ended July 3, 2010, as set forth in your comment letter dated September 17, 2010 (the “Comment Letter”); and (ii) the responses of the Company to the Comment Letter provided on behalf of the Company by Perkins Coie LLP, counsel to the Company, pursuant to the letter dated October 14, 2010.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (408) 545-6145.

Very truly yours,

Nanometrics Incorporated

By:	/s/ James P. Moniz
Name:	James P. Moniz
Title:	Chief Financial Officer

cc:	Timothy J. Stultz, Ph.D., Nanometrics Incorporated

Buddy Arnheim, Perkins Coie LLP

Sonny Allison, Perkins Coie LLP